NEWS RELEASE

Endeavour Closes Bought Deal Private Placement for CAD$14.4 Million

October 5, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V and EJD: FSE) is pleased to announce that it has now closed a bought deal private placement for 6,000,000 units at CAD$2.40 per unit for gross proceeds of CAD$14.4 million (the “Offering”).

Each unit is comprised of one common share and one-half common share purchase warrant. Each full warrant is exercisable to purchase one common share at an exercise price of CAD$2.90 until October 5, 2007. The common shares and warrants from the units in the Offering and the underlying common shares in the share purchase warrants have a four month hold period expiring on February 6, 2006.

Salman Partners Inc. acted as the lead underwriter for a syndicate of underwriters which included Canaccord Capital Corporation and Dundee Securities Corporation. The underwriters received a cash commission of $936,000 and 450,000 agents’ warrants that have the same terms as the warrants in the Offering.

The proceeds from the Offering will be used for the exploration and development of the Company’s Mexican silver properties, for further acquisitions and for general working capital.

Endeavour Silver Corp. (EDR: TSX-V, FSE: EJD) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico, should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR    FSE: EJD